UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Suitable, Inc.

Legal status of issuer

      Form
      Corporation

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      November 6, 2015

Physical address of issuer
15701 Condon Ave, Unit B3, Lawndale, CA 90260

Website of issuer
http://www.senestudio.con/

Current number of employees
7

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$913,158.87	$296,767.57
Cash & Cash Equivalents	$196,080.20	$519,588.37
Accounts Receivable	$0.00	$0.00
Short-term Debt	$1,601,450.49	$941,594.87
Long-term Debt	$1,750,068.49	$148,618.00
Revenues/Sales	$10,325,383.66	$6,295,292.20
Cost of Goods Sold	$3,701,450.02	$3,248,698.45
Taxes Paid	$3,933.50	$14,663.61
Net Income	$ -61,922.08	$1,287,023.36

July 31, 2024

FORM C-AR

Suitable, Inc.

SENE

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Suitable, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://www.senestudio.con/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is July 31, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of

operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

SUMMARY..6
SUMMARY..6
    The Business...6
    The Business...6
RISK FACTORS...6
RISK FACTORS...6
    Risks Related to the Company's Business and Industry...6
    Risks Related to the Company's Business and Industry...6
BUSINESS..11
BUSINESS..11
    Description of the Business..11
    Description of the Business..11
    Business Plan..11
    Business Plan..11
    History of the Business...12
    History of the Business...12
    Intellectual Property..12
    Intellectual Property..12

     Governmental/Regulatory Approval and Compliance...12
     Governmental/Regulatory Approval and Compliance...12
     Litigation..12
     Litigation..12
     Other..12
     Other..12
DIRECTORS, OFFICERS AND EMPLOYEES..12
DIRECTORS, OFFICERS AND EMPLOYEES..12
     Directors...12
     Directors...12
     Officers of the Company...13
     Officers of the Company...13
     Employees..14
     Employees..14
CAPITALIZATION AND OWNERSHIP...14
CAPITALIZATION AND OWNERSHIP...14
     Capitalization..14
     Capitalization..14
     Ownership..17
     Ownership..17
FINANCIAL INFORMATION..18
FINANCIAL INFORMATION..18
     Operations..18
     Operations..18
     Liquidity and Capital Resources..18
     Liquidity and Capital Resources..18
     Capital Expenditures and Other Obligations..19
     Capital Expenditures and Other Obligations..19
     Material Changes and Other Information...19
     Material Changes and Other Information...19
     Trends and Uncertainties...19
     Trends and Uncertainties...19
     Restrictions on Transfer..19
     Restrictions on Transfer..19
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST..............19
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST..............19
     Related Person Transactions...19
     Related Person Transactions...19
     Conflicts of Interest..19
     Conflicts of Interest..19
OTHER INFORMATION...19
OTHER INFORMATION...19
EXHIBITS..23
EXHIBITS..23
     EXHIBIT A...24
     EXHIBIT A...24

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Suitable, Inc. (the "Company") is a Delaware Corporation, formed on November 6, 2015. The Company is currently also conducting business under the name of Sene.

The Company is located at 15701 Condon Ave, Unit B3, Lawndale, CA 90260.

The Company's website is http://www.senestudio.con/.

The information available on or through our website is not a part of this Form C-AR.

The Business

Suitable, Inc. was founded on November 6, 2015 in the state of Delaware. Suitable, Inc. is a fashion technology company based in Los Angeles. Suitable Inc. has created a proprietary technology called SmartFit, which is the new operating system for apparel. It enables people to create one-of-a-kind sizes at a speed and price point to make customer clothing a true alternative for off-the-rack sizes. Suitable, Inc. has created a D2C brand that sells exclusively from its website senestudio.com. This brand is for both men and women and offers modern styles with technical fabrics.

RISK FACTORS

Risks Related to the Company's Business and Industry

Failure to obtain new clients could adversely affect results of operations.
The company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide tome services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company has anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

The Company may raise additional capital, which.
may cause dilution to existing stockholders, restrict the Company's operations or require it to relinquish rights on unfavorable terms. The Company may seek additional capital through a variety of means, including through public or private equity, debt financing or other sources,

6

including up-front payments and milestone payments from strategic collaborations. To the extent that the Company raises additional capital through the sale of equity or convertible debt or equity securities, an investor's ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect shareholder rights. Such financing may result in dilution to stockholders, imposition of debt covenants, increased fixed payment obligations, or other restriction that may affect the Company's business.

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success.

The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention to marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations.

Tn addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment.

The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on the Company.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect their business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in quarterly results, including fluctuations in revenues.

Failure by the Company's transportation providers to deliver their products on time or at all could result in lost sales.

The Company currently relies upon third-party transportation providers for a significant portion of their product shipments. The Company utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase their shipping costs, employee strikes, and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet their shipping needs. The Company may, from time to time, change third-party transportation providers, and the Company could therefore face logistical difficulties that could adversely affect deliveries. The Company may not be able to obtain terms as favorable as those they receive from the third-party transportation providers that they currently use or may

incur additional costs, which in turn would increase their costs and thereby adversely affect their operating results.

The Company is vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

The Company purchases large quantities of raw materials, including ingredients such as organic raw fruits and organic vegetables. Costs of ingredients and packaging, including its bottles, are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand, and changes in governmental trade and agricultural programs. Additionally, the prices of packaging materials and freight are subject to fluctuations in price. The sales prices to the Companies' customers are a delivered price. Therefore, changes in the Company's input costs could impact their gross margins. Their ability to pass along higher costs through price increases to their customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which the Company competes. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect the Company's results of operations. The Company buys from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond the Company's control. The Company does not have long-term contracts with many of their suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase their costs and disrupt their operations.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property.

Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company has not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from the pending applications. Finally, in addition to those who may claim priority, any patents that issue from the patent applications may also be challenged by competitors on the basis that they are otherwise invalid or unenforceable.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions.

Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of the Company's competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter the Company's market through acquisitions, partnerships or strategic relationships. The Company expects these trends to continue as competitors attempt to strengthen or maintain their market positions. Potential entrants may have competitive advantages over the Company's operations, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. Competitors that expand or vertically integrate their business may create more compelling service offerings, may offer greater pricing flexibility, or may engage in business practices that make it more difficult to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of customers or a reduction in revenue.

The development and commercialization of the Company's products and services are highly competitive.

It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The cremation market is an industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant

competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company projects aggressive growth in 2023.

If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has an outstanding ETDL loan that is secured debt.

The Company has approximately $160,900 in secured debt due to this EIDL loan as of December 31, 2021. On May 5, 2020, the Company entered into a loan agreement with the U.S. Small Business Association for a COVID-19 Economic Injury Disaster Loan (EIDL) with a principal amount of $160,900. Interest accrues at the rate of 3.75% per annum. Installment payments, including principal and interest, begin twelve months from the loan date and the loan matures 30 years from the loan date. This may require the Company to dedicate a substantial portion of its cash flow from operations or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies. The Loan is guaranteed by the company assets. In addition, the terms of the Loan clarify that upon any event of default, the Lender may declare all or any portion of the Loan to be immediately due and payable. One of the Events of Default, as defined in that agreement is a general inability to pay its debts. The Loan is secured with a continuing security interest in all the Company's assets.

The Company has outstanding SAFEs.

The Company issued Simple Agreements for Future Equity (SAFEs) during 2021, and the total amount of outstanding SAFEs is $335,000. The majority of SAFEs carry a valuation cap of $12,000,000 and all carry a discount rate is 20%. As of September 30, 2021, $315,000 worth of principal of SAFEs have been converted into shares of preferred stock.

The Company has not filed a Form D for its prior offerings of securities.

The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has not prepared any audited financial statements.

Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVTD-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Suitable, Inc. was founded on November 6, 2015, in the state of Delaware. Suitable, Inc. is a fashion technology company based in Los Angeles. Suitable Inc. has created a proprietary technology called SmartFit, which is the new operating system for apparel. It enables people to create one-of-a-kind sizes at a speed and price point to make customer clothing a true alternative for off-the-rack sizes. Suitable, Inc. has created a D2C brand that sells exclusively from its website senestudio.com. This brand is for both men and women and offers modern styles with technical fabrics.

Business Plan

At Sene, we are revolutionizing apparel by creating a custom-fit zero-inventory clothing brand. We do this by replacing the tailor with data science. Nice clothing is often uncomfortable and doesn't fit well, so Sene custom-makes clothing for women and men with technical fabrics. Customers take Sene's SmartFit Quiz online to generate their customer fit and place their order. The garment is laser-cut, hand-assembled, and arrives in 2-3 weeks. We make customer risk-free through our 60 Day Guarantee. All alterations, remakes, exchanges and returns are 100% free. Our approach to apparel is: Environmentally friendly: We only make a piece of clothing if there is someone there to wear it; Capital-efficient: We have a negative cash conversion cycle, where we are paid before we make a piece of clothing, and Hyper-personal: We build radical loyalty with customers through personalization based on preference. Sene's flagship product strategy is similar to that of other beloved consumer brands like Allbirds and Away. Under the umbrella of a cohesive lifestyle brand, we create hero products that are evergreen and target massive markets. Sene's first two flagship products, the FlexTech Suit and the Air Jeans, address the suit and denim markets. These two products combined represent a $100M market opportunity within the

Unites States alone. For both products, Sene differentiates based on the combination of custom fit and comfortable materials. Each flagship is an elevated redesign of a classic style. Sene provides a fresh alternative for consumers because of the following trends: desire for personalization, scrutiny of environmental impact, demand for inclusivity, and shirt toward responsible ownership of fewer better things. Our FlexTech Suit: the market size for suits in the US in $2.7 billion conservatively and is an estimated $25-40M opportunity in the US alone. The FlexTech Suit sits at the intersection of the casualization of fashion, the demand for comfort, and versatile design that blends work and pleasure. By combining custom fit and technical materials, we are carving out space amidst other apparel brands. The Air Jeans: the market size for denim in the US is $17.6 billion. Custom denim like the Air Jeans is an estimated $60-75M opportunity in the US alone. Fit is one of the most common challenges for customers. By combining custom fit and technical denim, Sene is carving out space amidst other high-quality denim brands.

History of the Business

Intellectual Property

The Company is dependent on the following intellectual property: None.

Governmental/Regulatory Approval and Compliance

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 15701 Condon Ave, Unit B3, Lawndale, CA 90260

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Raymond Li

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder & CEO (Jan 2017 - Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Sene Founder & CEO (Jan 2017 - Present) Oversee all strategic decisions, establish brand vision, Design new product and collections, communicate with investors and board of advisors, Run brand marketing and partnerships, concept and product content

---

Name

Mark Zheng

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President (Feb 2018 - Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Sene Chief of Growth & Partner (Feb 2018 - Present) Oversee performance growth marketing, oversee company financials, Ensure operational functions are running smoothly

---

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Raymond Li

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder & CEO (Jan 2017 - Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Sene Founder & CEO (Jan 2017 - Present) Oversee all strategic decisions, establish brand vision, Design new product and collections, communicate with investors and board of advisors, Run brand marketing and partnerships, Concept and product content

---

Name

Mark Zheng

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President (Feb 2018 - Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Sene Chief of Growth & Partner (Feb 2018 - Present) Oversee performance growth marketing, oversee company financials, ensure operational functions are running smoothly.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 7 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	18,866,667
Voting Rights	Yes.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Other Material Terms or information.	

Type of security	Series Pre-Seed Preferred Stock
Amount outstanding	1,857,461
Voting Rights	No.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Other Material Terms or information.	

Type of security	Employee Stock Plan
Amount outstanding	1,174,198
Voting Rights	No.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Other Material Terms or information.	

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	310,000
Voting Rights	If converted
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Other Material Terms or information.	

Type of security	Preferred Stock
Amount outstanding	0
Voting Rights	Yes
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	Government Loan Payable
Name of creditor	EIDL
Amount outstanding	$160,900.00
Interest rate and payment schedule	10%
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	N/A

The total amount of outstanding debt of the company is $160,900.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	$20,000	Working Capital	November 1, 2018	Regulation D, 506b
Preferred Stock	$450,000 at $0.2581/ share issue price	Working Capital	December 1, 2019	Regulation CF & Regulation D, 506c
SAFE (Simple Agreement for Future Equity)	$315,000	Working Capital	April 1, 2021	Regulation D, 506b
SAFE (Simple Agreement for Future Equity)	$310,000	Working Capital	November 3, 2022	Regulation D, 506b
Preferred Stock	$336,000 at $0.524/ share issue price	Working Capital	January 1, 2022	Regulation CF & Regulation D, 506c

Ownership

A majority of the Company is owned by a few people. Those people are Raymond Li and Mark Zheng.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Raymond Li	50.193%
Mark Zheng	25.514%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax

Operations

Our financials have not been audited by our tax accountant in 2023. However, in that year, we achieved reaching $10.6 million in net sales with -3% EBTIDA, the most profitable year to date for our business. We also did not raise any significant amounts of funds in 2023 operating on our own cash flow alone.

Our process to improve profitability: - raise AOV for first-time customers. More contribution dollars improve profitability - disciplined with advertising spend. if we don't achieve a certain return on ad spend, we don't spend it. this may limit growth, but our focus is profitability - improved retention through repeated testing on win-back email campaigns. segmenting campaigns to learn which emails improve the win-back percentage of customers - improve our fit algorithm to reduce remakes and refunds - open up organic channels for top of funnel marketing. investing in these channels to acquire customers for almost nothing - new lines of revenue. batch orders for retailers that want to their employees to wear our suits - improved timing for sales offers throughout the year instead of just black Friday. allowing sales to improve profitability in slower retail months - product roadmap. continued excellence in releasing products that our main core customers want and are of the highest quality - increased brand equity reach. adding more branding and logos to our products to turn our customers into billboards.

Liquidity and Capital Resources

On November 1, 2018, the Company conducted an offering pursuant to Regulation D, 506b and raised $20,000.00.

On December 1, 2019, the Company conducted an offering pursuant to Regulation CF & Regulation D, 506c and raised $450,000 at $0.2581/share issue price.

On April 1, 2021, the Company conducted an offering pursuant to Regulation D, 506b and raised $315,000.00.

On January 1, 2022, the Company conducted an offering pursuant to Regulation CF & Regulation D, 506c and raised $336,000 at $0.524/ share issue price.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws. The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Mark Zheng
(Signature)

Mark Zheng
(Name)

President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Mark Zheng
(Signature)

Mark Zheng
(Name)

President
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Suitable Inc

Profit and Loss

January - December 2022

	JAN 2022	FEB 2022	MAR 2022	APR 2022	MAY 2022	JUN 2022	JUL 2022	AUG 2022	SEP 2022	OCT 2022	NOV 2022	DEC 2022	TOTAL
Income													
4000 Sales	564,509.16	562,597.03	637,246.96	821,595.32	728,423.74	585,879.42	554,698.01	706,843.60	686,867.25	595,540.46	1,047,736.09	371,028.59	$7,862,965.63
4100 Returns	-78,519.44	-65,270.36	-86,565.80	-115,987.82	-125,875.69	-143,106.06	-110,601.39	-120,682.72	-111,739.62	-131,203.38	-132,312.24	-86,494.78	$ -1,308,359.30
4200 Discount	-7,108.45	-4,184.50	-6,126.00	-8,567.35	-7,268.75	-12,775.85	-10,780.80	-23,073.60	-13,502.90	-31,229.59	-145,668.61	-39,909.67	$ -310,196.07
4300 Shipping Income	1,365.00	2,275.00	3,900.00	6,240.00	6,630.00	4,720.00	3,660.00	6,511.62	5,695.37	3,950.48	4,270.85	1,663.62	$50,881.94
Total Income	**$480,246.27**	**$495,417.17**	**$548,455.16**	**$703,280.15**	**$601,909.30**	**$434,717.51**	**$436,975.82**	**$569,598.90**	**$567,320.10**	**$437,057.97**	**$774,026.09**	**$246,287.76**	**$6,295,292.20**
Cost of Goods Sold													
5020 Fabric													$0.00
5021 COGS - Denim	6,830.25	26,044.00	12,144.58	9,209.58	6,207.26	5,845.48	6,195.00	8,796.00	6,998.61	10,445.82	14,911.67	9,589.45	$123,217.70
5022 COGS - FlexTech	7,958.00	15,608.00	27,274.78	19,855.78	25,956.92	29,872.57	30,424.98	45,116.00	37,380.14	35,042.00	41,530.09	36,927.89	$352,947.15
Total 5020 Fabric	**14,788.25**	**41,652.00**	**39,419.36**	**29,065.36**	**32,164.18**	**35,718.05**	**36,619.98**	**53,912.00**	**44,378.75**	**45,487.82**	**56,441.76**	**46,517.34**	**$476,164.85**
5030 Freight	**34,217.60**	**7,621.34**	**74,782.16**	**46,027.80**	**42,012.52**	**48,821.56**	**49,784.78**	**50,214.53**	**41,830.14**	**42,729.81**	**50,624.27**	**43,785.73**	**$532,452.24**
5040 Labor													$0.00
5041 COGS-T-Shirt							30.09	2,868.03	9,384.34	7,655.66	10,616.24	8,005.05	$38,559.41
5042 Denim Men	2,737.00	65,872.00	4,945.00	4,347.00	4,025.00	3,910.00	1,955.00	3,933.00	3,818.00	5,750.00	14,513.00	6,509.00	$122,314.00
5043 Denim Women	29,877.00	-6,187.00	28,221.00	27,393.50	8,719.50	6,736.00	8,450.00	7,599.00	4,467.00	10,036.00	5,908.50	135.24	$131,355.74
5044 FlexTech Men	28,137.33	53,973.72	99,480.62	110,042.19	117,461.49	101,829.20	85,084.00	122,435.00	94,990.00	93,159.00	95,974.00	79,141.00	$1,081,707.55
5045 FlexTech Women													
5047 Other	2,211.84	5,010.50	5,558.65	8,721.90	6,431.90	7,086.85	7,326.00	9,005.00	4,927.00	5,525.00	4,211.00	3,341.00	$69,356.64
Total 5040 Labor	**64,076.17**	**120,602.22**	**139,318.27**	**152,159.59**	**138,020.89**	**120,534.05**	**104,005.09**	**147,202.03**	**118,246.34**	**122,966.66**	**132,787.74**	**99,134.29**	**$1,459,053.34**
5050 Remakes													$0.00
5051 Freight In - Factory 1	2,077.00	3,811.00	-2,313.00	-4,134.00	9,744.00	13,156.00	7,037.00	5,915.00	7,714.00	9,987.00	5,933.00	14,662.00	$73,589.00
5052 Freight In - Factory 2	2,829.00	7,623.00	4,419.00	6,475.00	11,158.00	10,733.00	1,980.00	1,280.00	1,657.00	1,679.00	2,444.00	3,995.00	$56,272.00
5053 Remakes - Denim Fabric	3,999.00	10,777.00	6,264.00	9,199.00	7,266.24	5,651.52	2,472.00	353.00	742.00	5,734.00	2,610.70	2,825.76	$57,894.22
5054 Remakes - FlexTech Fabric	2,128.00	3,955.00	2,550.00	4,337.00	4,928.00	6,987.20	7,167.00	5,909.00	6,821.00	7,775.00	2,640.00	2,657.60	$57,854.80
5055 Remakes - FlexTech Men	6,105.00	10,205.00	5,936.00	10,436.00	16,244.00	23,601.00	21,136.00	16,987.00	19,374.00	23,222.00	21,061.00	24,147.00	$198,454.00
5056 Remakes - FlexTech Women	328.00	704.00	1,318.00	901.00			216.00	27.00	189.00	54.00	249.00		$3,986.00
5057 Remakes - Jeans Men	897.00	1,426.00	713.00	851.00	897.00	1,265.00	598.00	506.00	437.00	667.00			$8,257.00
5058 Remakes - Jeans Women	4,784.00	13,938.00	8,119.00	12,075.00	11,109.00	8,073.00	3,634.00	2,231.00	3,105.00	2,921.00	4,324.00	4,669.00	$78,982.00
5059 Remakes - Other	588.00	987.00	329.00	987.00	972.00	1,512.00	1,144.00	1,144.00	2,366.00	4,108.00	2,062.00	2,779.00	$18,978.00
Total 5050 Remakes	**23,735.00**	**53,426.00**	**27,335.00**	**41,127.00**	**62,318.24**	**70,978.72**	**45,384.00**	**34,352.00**	**42,405.00**	**56,147.00**	**41,323.70**	**55,735.36**	**$554,267.02**
Total Cost of Goods Sold	**$136,817.02**	**$223,301.56**	**$280,854.79**	**$268,379.75**	**$274,515.83**	**$276,052.38**	**$235,793.85**	**$285,680.56**	**$246,860.23**	**$267,331.29**	**$281,177.47**	**$245,172.72**	**$3,021,937.45**
GROSS PROFIT	**$343,429.25**	**$272,115.61**	**$267,600.37**	**$434,900.40**	**$327,393.47**	**$158,665.13**	**$201,181.97**	**$283,918.34**	**$320,459.87**	**$169,726.68**	**$492,848.62**	**$1,115.04**	**$3,273,354.75**
Expenses													
6000 Advertising & Marketing													$0.00
6010 Affiliate Marketing	1,040.00	890.00	450.00	750.00	300.00	450.00	300.00	300.00	5,750.00	5,150.00	750.00	450.00	$16,580.00
6020 Content	3,816.81	293.27	3,554.48	6,207.77	2,261.54	11,434.90	13,297.98	14,726.45	8,314.70	34,446.13	15,883.94	11,027.97	$125,265.94
6030 Email Marketing	650.00	650.00	650.00	1,300.00	1,705.00	2,180.00	1,910.00	2,135.00	2,137.95	2,238.00	1,980.90	3,344.70	$20,881.55
6040 Influencer Marketing	21,536.40	8,503.42	19,637.63	12,659.79	7,249.94	10,604.33	225.00					3,000.00	$83,416.51
6050 SMS Marketing	405.00	405.00	405.00	570.61		48.92		82.26		4.32	622.73	250.13	$2,793.97
6060 Performance Advertising Spend	176,436.68	169,795.34	180,195.44	210,656.10	240,828.42	177,065.62	191,158.52	209,766.85	238,681.04	198,436.80	200,244.03	89,013.61	$2,282,278.45
6070 Whitelisting			2,000.00	3,000.00		5,220.05			5,681.57				$15,901.62
Total 6000 Advertising & Marketing	**203,884.89**	**180,537.03**	**206,892.55**	**235,144.27**	**252,344.90**	**207,003.82**	**206,891.50**	**227,010.56**	**260,565.26**	**240,275.25**	**219,481.60**	**107,086.41**	**$2,547,118.04**
6100 Alterations													$0.00
6110 Alterations - FlexTech Men	1,926.57	3,109.40	1,490.11	1,863.45	3,861.27	1,114.82	6,300.11	4,830.15	4,069.00	3,168.32	2,630.03	4,220.43	$38,583.66
6120 Alterations - FlexTech Women			504.00				70.29					28.71	$603.00
6130 Alterations - Jeans Men	313.20	52.56	100.00	87.41	14.00	22.00		181.00	10.71	43.50			$824.38
6140 Alterations - Jeans Women	22.00	251.44	516.20	165.60	275.63	287.79	107.27	258.16	-184.08	48.71	30.00		$1,778.72
Total 6100 Alterations	**2,261.77**	**3,413.40**	**2,610.31**	**2,116.46**	**4,150.90**	**1,424.61**	**6,477.67**	**5,269.31**	**3,895.63**	**3,260.53**	**2,660.03**	**4,249.14**	**$41,789.76**
6200 Bank Charges & Fees													$0.00
6210 Bank Service Charges	262.00	196.00	436.00	230.00	267.00	246.00	333.00	360.68	-161.00	61.00	32.00	107.00	$2,369.68
6220 Klarna Fee	238.54	169.99	913.29	668.55	732.46	765.98	676.02	1,227.22	1,091.57	548.53	664.76	343.47	$8,040.38
6230 PayPal Fees	0.36		4.99	2.22					7.78		1.73	161.76	$178.84
6240 Vendor Fees	452.74	433.54	622.83	370.92	1,298.72	1,229.99	1,360.86	1,462.04	1,075.11	1,352.21	282.77	776.72	$10,718.45
6250 Merchant Fees	9,981.64	14,803.94	13,960.78	18,041.40	24,512.62	21,727.16	18,881.75	18,114.79	21,935.52	19,985.86	16,927.24	27,888.30	$226,761.00
Total 6200 Bank Charges & Fees	**10,935.28**	**15,603.47**	**15,937.89**	**19,313.09**	**26,810.80**	**23,969.13**	**21,251.63**	**21,164.73**	**23,948.98**	**21,947.60**	**17,908.50**	**29,277.25**	**$248,068.35**
6300 Dues & subscriptions	2,908.34	2,308.68	3,426.76	2,862.78	3,464.47	11,259.62	3,022.50	4,353.83	5,156.63	5,470.75	7,142.93	4,329.12	$55,706.41
6310 Gift Card Promotion	24,857.00	23,171.00	3,755.00	4,743.20	6,019.60	7,156.00	7,819.00	3,844.00	5,545.00	5,214.99	5,628.94	8,137.78	$105,891.51
6320 Insurance	238.40	238.40	272.96	238.40	238.40	238.40		336.10	73.00	238.21	238.21	238.21	$2,588.69
6330 Interest Paid	638.13	518.03	416.57	413.89	401.29	363.22	320.10	291.61	234.57	178.88	129.77	62.22	$3,968.28
6340 Ondeck	2,543.54	2,207.32	2,276.32	1,426.62	1,068.56	821.53	4,680.88	4,221.04	4,615.95	3,153.28	2,663.60	2,626.27	$32,304.91
6350 Private Debt	184.24	2,029.94	3,890.38	7,423.33	5,020.26	2,729.41	2,512.06	2,344.66	2,853.03	3,784.55	5,929.69	7,886.47	$46,588.02
Total 6330 Interest Paid	**3,365.91**	**4,755.29**	**6,583.27**	**9,263.84**	**6,490.11**	**3,914.16**	**7,513.04**	**6,857.31**	**7,703.55**	**7,116.71**	**8,723.06**	**10,574.96**	**$82,861.21**
6400 Legal & Professional Services													$0.00
6410 Accounting	547.92	1,348.20	217.88	329.92	1,105.22	361.05	224.10	236.55	280.13	308.14	292.57	4,967.27	$10,218.95
6420 Consulting	500.00	1,775.00	1,962.50	225.00	2,231.68	225.00	1,725.00	1,225.00	1,225.00	1,225.00	4,141.67	1,725.00	$18,185.85
6430 Legal	1,000.00	1,046.50	5,360.00			3,303.50		2,676.50	127.50		1,368.00	1,785.00	$16,667.00
6440 Other						1,025.00		2,000.00	500.99	6,220.00	901.50	1,705.00	$12,352.49
6450 Recruiting			89.64		102.43	150.00	76.33		60.41	108.26	165.00		$752.07
6460 Web Development	5,993.50	4,600.00	10,042.50	9,121.33	10,962.62	3,325.00	7,722.13	12,567.06	8,607.91	6,905.97	8,618.09	6,685.17	$95,151.28
Total 6400 Legal & Professional Services	**8,041.42**	**8,769.70**	**17,672.52**	**9,676.25**	**14,401.95**	**8,389.55**	**9,747.56**	**18,705.11**	**10,801.94**	**14,767.37**	**15,486.83**	**16,867.44**	**$153,327.64**
6510 Meals - 50%	241.67	383.74	733.94	259.75	653.24	648.28	607.10	875.56	295.96	123.57	486.79	537.49	$5,847.09
6610 Office Equipment < $2500			1,373.28		1,097.70		351.70					-7,126.33	$ -4,303.65
6620 Computer					4,303.65								$4,303.65
Total 6610 Office Equipment < $2500			**1,373.28**		**5,401.35**		**351.70**					**-7,126.33**	**$0.00**
6710 Office Supplies	852.46	2,866.14	1,896.51	1,337.88	2,983.01	1,702.89	4,445.23	71.96	5,049.81	1,911.42	5,418.75	897.98	$29,434.04
6800 Packaging													$0.00
6810 Packaging - Boxes		5,295.39			15,522.79		6,516.80	1,276.10	7,854.00	3,287.87			$39,752.95
Total 6800 Packaging		**5,295.39**			**15,522.79**		**6,516.80**	**1,276.10**	**7,854.00**	**3,287.87**			**$39,752.95**
6900 Payroll Expenses													$0.00
6910 Salaries & Wages	31,859.25	33,143.09	34,013.24	35,441.81	36,780.74	37,285.82	42,973.00	40,216.26	36,266.12	35,267.39	42,836.83	50,595.90	$456,679.45
6911 Paid Time Off	267.69	470.93	293.08	797.84	408.00	644.00	932.00	3,056.54	713.93	596.56	600.00	192.31	$8,972.88
6912 Employer Taxes	4,706.85	3,432.73	3,072.75	3,001.62	2,911.86	3,078.15	3,670.38	3,571.98	3,080.35	2,899.15	3,955.00	4,412.17	$41,792.99
6913 Bonus				2,700.00									$2,700.00
Total 6910 Salaries & Wages	**36,833.79**	**37,046.75**	**37,379.07**	**41,941.27**	**40,100.60**	**41,007.97**	**47,575.38**	**46,844.78**	**40,060.40**	**38,763.10**	**47,391.83**	**55,200.38**	**$510,145.32**
6920 Employee Benefits													$0.00
6925 Health Insurance	1,172.44	1,172.44	1,172.44	1,172.44	1,172.44	1,172.44	1,172.44	1,172.44	1,172.44	401.21	877.28	-2,984.01	$8,846.44
6926 401(K) Admin Fees						0.30		97.00	105.00	105.00	97.00	97.00	$501.30
6927 401K Expense							1,202.18	1,203.83	1,280.32	1,258.59	1,295.71	1,284.12	$7,524.75
Total 6920 Employee Benefits	**1,172.44**	**1,172.44**	**1,172.44**	**1,172.44**	**1,172.44**	**1,172.74**	**2,374.62**	**2,473.27**	**2,557.76**	**1,764.80**	**2,269.99**	**-1,602.89**	**$16,872.49**

Suitable Inc

Profit and Loss
January - December 2022

	JAN 2022	FEB 2022	MAR 2022	APR 2022	MAY 2022	JUN 2022	JUL 2022	AUG 2022	SEP 2022	OCT 2022	NOV 2022	DEC 2022	TOTAL
6930 Payroll Processing fee	135.00	135.00	135.00	147.00	147.00	159.00	135.00	159.00	159.00	135.00	147.00	171.00	$1,764.00
7000 Outside Services													$0.00
7010 Customer Experience	6,280.00	6,803.00	5,412.83	8,067.41	7,702.83	6,882.16	6,710.84	9,066.66	5,969.16	9,100.67	8,382.44	7,466.86	$87,844.86
7020 Fit Review	3,371.33	5,148.17	6,468.17	5,223.18	7,198.33	5,674.17	5,522.50	6,959.17	6,519.17	7,945.00	4,547.13	5,930.30	$70,506.62
Total 7000 Outside Services	9,651.33	11,951.17	11,881.00	13,290.59	14,901.16	12,556.33	12,233.34	16,025.83	12,488.33	17,045.67	12,929.57	13,397.16	$158,351.48
Total 6900 Payroll Expenses	47,792.56	50,305.36	50,567.51	56,551.30	56,321.20	54,896.04	62,318.34	65,502.88	55,265.49	57,708.57	62,738.39	67,165.65	$687,133.29
7310 Postage & Delivery	42,456.72	31,546.41	72,726.66	31,222.47	64,061.69	35,138.09	41,541.40	30,008.85	30,614.80	39,117.05	22,185.78	33,857.86	$474,477.78
7320 Rent & Lease	2,052.90			93.57									$2,146.47
7330 Office Rent	4,704.00	4,704.00	4,704.00	4,704.00	4,704.00	4,704.00	4,704.00	4,704.00	4,877.60	4,877.60	4,877.60	4,877.60	$57,142.40
Total 7320 Rent & Lease	6,756.90	4,704.00	4,704.00	4,797.57	4,704.00	4,704.00	4,704.00	4,704.00	4,877.60	4,877.60	4,877.60	4,877.60	$59,288.87
7410 Research and Development	433.39	947.19	8,318.43	5,006.08	-86.78	2,060.90	4,904.21	-8,381.02	10,166.02	1,511.97	1,362.55	-2,477.61	$23,765.33
7420 Software												120.00	$120.00
7430 Taxes & Licenses			1,009.74	2,210.00			2,654.18				8,789.69		$14,663.61
7440 Telecom										10.33			$10.33
7500 Travel											0.00	0.00	$0.00
7510 Airfare			5.00		14.00		378.10	0.00	284.95		39.00	-600.47	$120.58
7520 Tolls & Parking	12.75	110.00	31.50	5.00	4.25	66.00	5.00	24.00	30.00			48.00	$336.50
7530 Transportation	279.67		200.47			9.56	386.26		110.83	65.00		113.54	$1,165.33
Total 7500 Travel	292.42	110.00	236.97	5.00	18.25	75.56	769.36	24.00	425.78	65.00	39.00	-438.93	$1,622.41
Depreciation												7,126.33	$7,126.33
Total Expenses	$355,319.13	$334,955.20	$398,718.30	$384,748.34	$463,499.88	$362,581.05	$391,535.22	$381,623.28	$432,239.45	$406,904.79	$383,168.65	$285,300.35	$4,580,593.64
NET OPERATING INCOME	$ -11,889.88	$ -62,839.59	$ -131,117.93	$50,152.06	$ -136,106.41	$ -203,915.92	$ -190,353.25	$ -97,704.94	$ -111,779.58	$ -237,178.11	$109,679.97	$ -284,185.31	$ -1,307,238.89
Other Income													
7700 Other Income	53.50	7,344.59				9,873.80					2,396.90		$19,668.79
Total Other Income	$53.50	$7,344.59	$0.00	$0.00	$0.00	$9,873.80	$0.00	$0.00	$0.00	$0.00	$2,396.90	$0.00	$19,668.79
NET OTHER INCOME	$53.50	$7,344.59	$0.00	$0.00	$0.00	$9,873.80	$0.00	$0.00	$0.00	$0.00	$2,396.90	$0.00	$19,668.79
NET INCOME	$ -11,836.38	$ -55,495.00	$ -131,117.93	$50,152.06	$ -136,106.41	$ -194,042.12	$ -190,353.25	$ -97,704.94	$ -111,779.58	$ -237,178.11	$112,076.87	$ -284,185.31	$ -1,287,570.10

Suitable Inc

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1010 Business Checking (8595)	515,092.02
1020 Paypal Checking	4,496.35
1030 Inter Bank Clearing	0.00
Total Bank Accounts	**$519,588.37**
Accounts Receivable	
1100 Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
1200 Undeposited Funds	26,103.49
1310 Affirm Holding Account	0.00
1320 Amazon Pay Holding Account	0.00
1330 Authornize.net Holding Account	0.00
1340 Quadpay Holding Account	0.00
1350 Shopify Holding Account	0.00
1410 Property Sublease - Receivable	305.91
Inventory	85,568.00
1505 Factory Inventory - Prepaid	58,329.49
1510 8675-ST-SO Denim	68,556.24
1520 Denim Inventory	133,743.89
1530 FlexTech Inventory	84,502.26
1540 Jet Black Denim	55,888.55
1550 Sample FlexTech Inventory	1,131.84
1560 Stretch Cotton Inventory	600.00
Total Inventory	**488,320.27**
Total Other Current Assets	**$514,729.67**
Total Current Assets	**$1,034,318.04**
Fixed Assets	
1610 Machinery & Equipment	11,215.24
1620 Accumulated Amortization	-11,215.24
Total Fixed Assets	**$0.00**
Other Assets	
1710 Security Deposits	27,032.56
Total Other Assets	**$27,032.56**
TOTAL ASSETS	**$1,061,350.60**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2010 Accounts Payable (A/P)	153,299.07
Total Accounts Payable	**$153,299.07**

	TOTAL
Credit Cards	
2110 AmEx Platinum (CC - 91007)	217,018.91
2120 AmEx Simply Cash	0.00
2140 Parker Card	259,021.59
2150 Chase Credit Card x1721 x9669 (Closed)	509.93
2160 Settle	617,795.22
Total Credit Cards	**$1,094,345.65**
Other Current Liabilities	
2230 Gift Cards Outstanding	337,103.47
2240 OnDeck Capital (Closed)	85,502.75
2250 Rent Payable	4,877.60
2260 Charitable Donations Holding Account	0.00
2300 Sales Tax	
2300.01 Department of Tax and Fee Administration Payable (Variable States)	362,873.66
2300.02 Sales Tax Payable	-328,431.07
Total 2300 Sales Tax	**34,442.59**
2310 Payroll Liabilities	
2311 Employee Benefit Liability	0.00
2312 Federal Income Tax (941)	0.00
2313 FUTA (940)	240.26
2314 Other State Tax	0.00
2315 Net Payroll Payable	0.00
2316 SS & Medicare (941)	0.00
2317 401K Payable	2,877.77
2318 Payroll Reimbursement	0.00
Total 2310 Payroll Liabilities	**3,118.03**
Total Other Current Liabilities	**$465,044.44**
Total Current Liabilities	**$1,712,689.16**
Long-Term Liabilities	
2410 EIDL Loan	148,618.00
2420 PPP Loan	0.00
Total Long-Term Liabilities	**$148,618.00**
Total Liabilities	**$1,861,307.16**
Equity	
2500 Additional Paid in Capital	132,587.00
2510 Capital Stock	572,803.00
2520 Opening Balance Equity	-456,862.37
2530 Owner's Pay & Personal Expenses	0.00
2540 Paid-In Capital or Surplus	1,594,042.12
2550 Partner Distributions	0.00
2560 Retained Earnings	-1,354,956.21
Net Income	-1,287,570.10
Total Equity	**$ -799,956.56**

Balance Sheet

As of December 31, 2022

	TOTAL
TOTAL LIABILITIES AND EQUITY	**$1,061,350.60**

Suitable Inc

Profit and Loss

January - December 2023

	JAN 2023	FEB 2023	MAR 2023	APR 2023	MAY 2023	JUN 2023	JUL 2023	AUG 2023	SEP 2023	OCT 2023	NOV 2023	DEC 2023	TOTAL
Income													
4000 Sales	753,671.80	949,839.04	1,271,388.45	1,316,914.25	1,312,947.24	1,154,917.99	1,085,282.63	1,085,131.13	1,032,603.91	1,049,075.54	1,058,140.91	610,428.87	$12,680,341.76
4100 Returns	-94,819.90	-65,970.59	-143,957.32	-166,276.40	-191,898.10	-188,288.96	-166,882.00	-210,022.81	-145,472.97	-152,676.83	-142,704.09	-112,921.95	$ -1,781,891.92
4200 Discount	-37,226.42	-41,923.28	-66,567.02	-48,444.32	-37,824.24	-67,686.38	-29,301.63	-32,183.39	-56,057.29	-27,160.60	-101,249.07	-80,150.20	$ -625,773.84
4300 Shipping Income	4,119.61	4,114.99	5,148.49	5,728.78	5,764.24	4,142.08	4,569.40	3,975.73	5,275.72	4,162.85	2,888.84	2,816.93	$52,707.66
Total Income	**$625,745.09**	**$846,060.16**	**$1,066,012.60**	**$1,107,922.31**	**$1,088,989.14**	**$903,084.73**	**$893,668.40**	**$846,900.66**	**$836,349.37**	**$873,400.96**	**$817,076.59**	**$420,173.65**	**$10,325,383.66**
Cost of Goods Sold													
5020 Fabric													$0.00
5021 COGS - Denim	5,699.21	11,637.11	8,887.52	4,935.17	6,600.69	41,033.49	6,834.55	4,866.00	3,361.06	539.08	4,732.60	-56,964.86	$42,161.62
5022 COGS - FlexTech	15,250.40	33,950.40	61,318.40	43,630.40	105,941.85	12,073.60	41,372.57	6,688.00	57,409.67	10,696.40	8,651.98	4,772.94	$401,756.61
Total 5020 Fabric	20,949.61	45,587.51	70,205.92	48,565.57	112,542.54	53,107.09	48,207.12	11,554.00	60,770.73	11,235.48	13,384.58	-52,191.92	$443,918.23
5030 Freight	35,483.05	65,375.30	81,424.75	90,852.82	54,422.58	32,155.66	29,580.18	29,936.97	25,146.95	26,752.49	27,695.07	18,029.08	$516,854.90
5040 Labor													$0.00
5041 COGS-T-Shirt	12,299.74	18,451.90	32,788.47	9,800.24	25,891.35	19,627.56	18,575.53	16,371.60	18,057.11	15,024.03	13,371.31	16,855.56	$217,114.40
5042 Denim Men	3,818.00	8,786.00	8,349.00	5,382.00	4,255.00	5,911.00	4,131.50	4,209.00	3,634.00	11,502.00	5,658.00	10,145.00	$75,780.50
5043 Denim Women	4,640.00	8,344.50	10,068.00	10,945.00	9,386.00	6,744.00	4,131.50	4,149.50	3,326.00	3,008.50	3,099.00	5,814.50	$73,656.50
5044 FlexTech Men	92,080.00	171,350.00	221,228.00	219,098.00	249,446.00	184,054.00	219,408.04	234,954.00	183,805.00	212,704.00	173,564.00	84,518.00	$2,246,209.04
5045 FlexTech Women													
5047 Other	4,777.00	8,075.00	9,962.00	11,594.00	11,390.00	10,744.00	15,036.45	11,662.00	9,520.00	9,095.00	7,718.00	7,327.00	$116,900.45
Total 5040 Labor	118,299.74	215,910.40	283,709.47	257,724.24	301,765.35	227,929.56	261,914.02	272,251.10	219,027.11	251,495.53	205,114.31	125,536.06	$2,740,676.89
Total Cost of Goods Sold	**$174,732.40**	**$326,873.21**	**$435,340.14**	**$397,142.63**	**$468,730.47**	**$313,192.31**	**$339,701.32**	**$313,742.07**	**$304,944.79**	**$289,483.50**	**$246,193.96**	**$91,373.22**	**$3,701,450.02**
GROSS PROFIT	**$451,012.69**	**$519,186.95**	**$630,672.46**	**$710,779.68**	**$620,258.67**	**$589,892.42**	**$553,967.08**	**$533,158.59**	**$531,404.58**	**$583,917.46**	**$570,882.63**	**$328,800.43**	**$6,623,933.64**
Expenses													
6000 Advertising & Marketing													$0.00
6010 Affiliate Marketing	300.00	6,050.00	500.00	2,666.67	2,166.67	3,076.66	400.00	1,900.00	1,600.00	800.00	600.00	200.00	$20,260.00
6020 Content	9,937.10	4,580.46	8,547.12	8,515.96	24,261.27	9,750.26	16,614.73	9,737.75	9,387.33	10,612.87	5,919.37	5,536.68	$123,400.90
6030 Email Marketing	3,344.70	3,614.70	3,614.70	3,614.70	3,614.70	3,949.65	3,949.65	3,949.65	6,705.00	3,985.00	4,530.00	4,680.00	$49,552.45
6040 Influencer Marketing			18,750.00				450.00	20,071.50	450.00	37,500.00		22.02	$77,243.52
6050 SMS Marketing		270.00				14.83					1,595.00	869.80	$2,749.63
6060 Performance Advertising Spend	277,329.36	312,687.20	367,695.59	372,233.30	448,615.65	400,953.70	373,021.79	356,722.31	347,279.43	330,755.66	247,739.35	151,899.55	$3,986,932.89
6070 Whitelisting		2,034.12											$2,034.12
Total 6000 Advertising & Marketing	290,911.16	329,236.48	399,107.41	387,030.63	478,658.29	417,745.10	394,436.17	392,381.21	365,421.76	383,653.53	260,383.72	163,208.05	$4,262,173.51
6100 Alterations													$0.00
6110 Alterations - FlexTech Men	3,240.00	1,505.00	5,630.00	5,733.00	5,722.00	2,439.00	5,236.74	3,323.00	5,087.00	4,501.00	3,961.00	1,862.00	$48,239.74
Total 6100 Alterations	3,240.00	1,505.00	5,630.00	5,733.00	5,722.00	2,439.00	5,236.74	3,323.00	5,087.00	4,501.00	3,961.00	1,862.00	$48,239.74
6200 Bank Charges & Fees													$0.00
6210 Bank Service Charges	23.35	21.25	119.51	194.00	275.00	98.00	145.55	88.00	105.00	260.00	90.44	103.00	$1,523.10
6220 Klarna Fee	234.34	379.14	401.01	277.87	469.66	259.00	288.77	229.93	276.34	236.39	237.25	137.13	$3,426.83
6230 PayPal Fees		4.04	12.22		129.36						1.76	-65.20	$82.18
6250 Merchant Fees	27,441.47	25,938.89	32,811.67	34,786.90	37,622.33	33,742.53	30,426.91	34,936.73	30,129.88	30,177.87	28,382.42	10,192.37	$356,589.97
Total 6200 Bank Charges & Fees	27,699.16	26,343.32	33,344.41	35,258.77	38,496.35	34,099.53	30,861.23	35,254.66	30,511.22	30,676.02	28,710.11	10,367.30	$361,622.08
6300 Dues & subscriptions	6,960.39	8,139.47	6,388.13	8,404.92	11,884.49	5,662.02	6,576.81	6,908.54	7,829.16	7,603.90	4,040.64	6,221.36	$86,619.83
6310 Gift Card Promotion	5,454.02	2,876.74	2,950.03	4,805.53	4,689.15	6,318.57	9,366.98	6,285.89	7,643.02	2,794.43	2,817.22	6,674.04	$62,675.62
6320 Insurance	238.21	3,764.21	450.71	450.71	1,788.71	1,788.72		849.30	74.00	534.74	534.74	534.74	$11,008.79
6330 Interest Paid	0.00												$0.00
6340 Ondeck	1,526.51	1,005.02	3,632.36										$6,163.89
6350 Private Debt	6,919.25	5,896.45	7,293.50	6,442.24	11,236.75	7,601.55	4,726.20	9,408.92	9,531.23	10,299.86	13,873.49	10,610.24	$103,839.68
EIDL	641.00	641.00	641.00	641.00	641.00	641.00	641.00	641.00	641.00	641.00	641.00	641.00	$7,692.00
Total 6330 Interest Paid	9,086.76	7,542.47	11,566.86	7,083.24	11,877.75	8,242.55	5,367.20	10,049.92	10,172.23	10,940.86	14,514.49	11,251.24	$117,695.57
6400 Legal & Professional Services													$0.00
6410 Accounting		694.09	227.21	645.57	376.61	764.08	2,049.20	2,452.17	1,930.94	3,125.00	4,249.74	1,250.83	$17,765.44
6420 Consulting	225.00	225.00	225.00	225.00	1,725.00	1,725.00	1,725.00	1,725.00	1,725.00	6,725.00	1,725.00	2,715.00	$20,690.00
6430 Legal		1,445.00		6,021.08	2,476.43	2,476.43	2,476.43	2,476.43	2,476.45				$19,848.25
6440 Other	333.33												$333.33
6450 Recruiting					61.33			0.00					$61.33
6460 Web Development	9,699.33	7,943.83	6,053.58	4,504.50	5,040.25	15,232.42	11,284.16	13,501.58	10,829.34	11,707.33	17,094.09	6,555.66	$119,446.07
6470 Contractors							100.00	100.00	5,100.00	200.00	5,300.00	9,672.61	$20,472.61
Total 6400 Legal & Professional Services	10,257.66	10,307.92	6,505.79	11,396.15	9,679.62	20,197.93	17,634.79	20,255.18	22,061.73	21,757.33	28,368.83	20,194.10	$198,617.03
6510 Meals - 50%	350.67	1,115.88	520.80	418.50	1,213.37	807.40	782.80	251.67	398.00	807.67	1,017.66	1,351.25	$9,035.67
6710 Office Supplies	905.71	1,630.59	3,924.69	-17.69	2,023.99	4,692.69	1,786.56	967.65	1,393.11	895.72	3,489.39	2,176.78	$23,869.19
6800 Packaging													$0.00
6810 Packaging - Boxes	7,295.06		10,422.55	3,607.91	246.79	11,662.23		8,714.00			8,889.00		$50,837.54
Total 6800 Packaging	7,295.06		10,422.55	3,607.91	246.79	11,662.23		8,714.00			8,889.00		$50,837.54
6900 Payroll Expenses													$0.00
6910 Salaries & Wages	45,219.73	43,704.23	44,188.48	42,433.92	44,050.28	48,275.25	47,925.79	51,370.52	51,505.30	50,639.63	51,940.46	52,364.70	$573,618.29
6911 Paid Time Off	288.00	961.54	757.23	1,405.23	1,144.23	1,233.46	2,216.80	720.50	1,411.23	1,633.85	1,562.00	824.15	$14,158.22
6912 Employer Taxes	6,417.31	4,583.92	3,687.68	3,376.45	3,498.58	3,951.00	3,966.98	4,033.39	4,248.17	4,198.22	4,149.21	4,091.70	$50,202.61
Total 6910 Salaries & Wages	51,925.04	49,249.69	48,633.39	47,215.60	48,693.09	53,459.71	54,109.57	56,124.41	57,164.70	56,471.70	57,651.67	57,280.55	$637,979.12
6920 Employee Benefits													$0.00
6914 Payroll Taxes				-566.99									$ -566.99
6925 Health Insurance	2,638.92	3,034.15	2,369.67	2,369.67	2,369.67	2,369.67	2,369.67	2,369.67	2,369.67	2,369.67	2,369.67	3,709.63	$30,709.73
6926 401(K) Admin Fees	97.00	97.00	121.00	121.00	121.00	121.00	121.00	121.00	121.00	120.96	121.00	121.00	$1,403.96
6927 401K Expense	1,306.65	1,612.01	1,620.77	1,586.15	1,622.12	1,700.45	1,735.62	1,869.57	1,799.80	1,774.56	1,826.43	1,654.14	$20,108.27
6940 Payroll Benefits										150.00	300.00	300.00	$750.00
Total 6920 Employee Benefits	4,042.57	4,743.16	4,111.44	3,509.83	4,112.79	4,191.12	4,226.29	4,360.24	4,290.47	4,415.19	4,617.10	5,784.77	$52,404.97
7000 Outside Services													$0.00
7010 Customer Experience	8,721.50	6,438.33	6,491.33	6,151.16	7,529.00	6,499.17	6,719.94	8,890.85	6,498.48	8,269.27	6,926.18	5,096.93	$84,232.14
7020 Fit Review	6,775.84	5,741.67	5,335.00	5,880.00	7,085.00	5,911.53	6,493.67	8,495.03	6,446.00	7,865.00	6,410.25	4,776.75	$77,215.74
Total 7000 Outside Services	15,497.34	12,180.00	11,826.33	12,031.16	14,614.00	12,410.70	13,213.61	17,385.88	12,944.48	16,134.27	13,336.43	9,873.68	$161,447.88
Total 6900 Payroll Expenses	71,464.95	66,172.85	64,571.16	62,756.59	67,419.88	70,061.53	71,549.47	77,870.53	74,399.65	77,021.16	75,605.20	72,939.00	$851,831.97
7310 Postage & Delivery	43,448.04	32,771.69	57,369.16	41,149.33	50,781.73	54,100.09	37,251.13	54,395.85	45,731.49	46,539.63	40,317.05	30,553.99	$534,409.18
7320 Rent & Lease													$0.00
7330 Office Rent	4,877.60	4,877.60	5,771.21	4,326.60	5,183.51	4,877.60	4,877.60	4,877.60	4,877.60	5,186.54	5,104.25	5,104.25	$59,941.96
Total 7320 Rent & Lease	4,877.60	4,877.60	5,771.21	4,326.60	5,183.51	4,877.60	4,877.60	4,877.60	4,877.60	5,186.54	5,104.25	5,104.25	$59,941.96
7410 Research and Development	-2,234.18	3,391.92	7,037.21	-1,095.39	-1,586.04	-1,341.26	1,467.02	1,227.50	1,056.14	224.10	2,828.84	2,578.59	$13,554.45
7430 Taxes & Licenses		1,100.00	2,033.50							800.00			$3,933.50
7500 Travel													$0.00
7510 Airfare	1,898.68	13,891.41	25.00	-2,397.60	4,450.84	1,188.32	-412.24	150.00	2,099.35			15.00	$20,908.76

	JAN 2023	FEB 2023	MAR 2023	APR 2023	MAY 2023	JUN 2023	JUL 2023	AUG 2023	SEP 2023	OCT 2023	NOV 2023	DEC 2023	TOTAL
7520 Tolls & Parking	50.00	8.85	37.75	2.00	80.00	9.00				11.00	13.75		$212.35
7530 Transportation	136.77	423.87	32.96		486.23	28.18					79.86		$1,187.87
7540 Hotel		20.87	568.16	204.40	363.76					64.00			$1,221.19
7550 Fuel					65.13	40.00					1.00		$106.13
Total 7500 Travel	2,085.45	14,345.00	663.87	-2,191.20	5,445.96	1,265.50	-412.24	150.00	2,099.35	75.00	94.61	15.00	$23,636.30
7760 Utilities												74.35	$74.35
Depreciation												4,452.00	$4,452.00
QuickBooks Payments Fees												179.25	$179.25
Total Expenses	$482,040.66	$515,121.14	$618,257.49	$569,117.60	$693,525.55	$642,619.20	$586,782.26	$623,762.50	$579,555.46	$593,211.63	$480,676.75	$339,737.29	$6,724,407.53
NET OPERATING INCOME	$ -31,027.97	$4,065.81	$12,414.97	$141,662.08	$ -73,266.88	$ -52,726.78	$ -32,815.18	$ -90,603.91	$ -48,150.88	$ -9,294.17	$90,205.88	$ -10,936.86	$ -100,473.89
Other Income													
7700 Other Income			3,101.17				2,745.98						$5,847.15
7710 Reward Income	1,898.68	13,664.61	1,737.89		6,828.38	1,288.32	776.08		2,058.70				$28,252.66
Total Other Income	$1,898.68	$13,664.61	$4,839.06	$0.00	$6,828.38	$1,288.32	$3,522.06	$0.00	$2,058.70	$0.00	$0.00	$0.00	$34,099.81
NET OTHER INCOME	$1,898.68	$13,664.61	$4,839.06	$0.00	$6,828.38	$1,288.32	$3,522.06	$0.00	$2,058.70	$0.00	$0.00	$0.00	$34,099.81
NET INCOME	$ -29,129.29	$17,730.42	$17,254.03	$141,662.08	$ -66,438.50	$ -51,438.46	$ -29,293.12	$ -90,603.91	$ -46,092.18	$ -9,294.17	$90,205.88	$ -10,936.86	$ -66,374.08

Suitable Inc

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1010 Business Checking (8595)	201,058.49
1020 Paypal Checking	21.71
1030 Inter Bank Clearing	-5,000.00
Total Bank Accounts	**$196,080.20**
Accounts Receivable	
1100 Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
1200 Undeposited Funds	75,844.79
1310 Affirm Holding Account	0.00
1320 Amazon Pay Holding Account	0.00
1330 Authornize.net Holding Account	0.00
1340 Quadpay Holding Account	0.00
1350 Shopify Holding Account	0.00
1410 Property Sublease - Receivable	0.00
Inventory	0.00
1505 Factory Inventory - Prepaid	284,600.08
1510 8675-ST-SO Denim	78,848.61
1520 Denim Inventory	67,247.37
1530 FlexTech Inventory	48,375.02
1540 Jet Black Denim	41,774.12
1550 Sample FlexTech Inventory	1,131.84
1560 Stretch Cotton Inventory	600.00
1570 Accessory Inventory	756.28
1580 Other Inventory	85,568.00
Total Inventory	**608,901.32**
Inventory Asset	0.00
Total Other Current Assets	**$684,746.11**
Total Current Assets	**$880,826.31**
Fixed Assets	
1610 Machinery & Equipment	16,515.24
1620 Accumulated Amortization	-15,667.24
Total Fixed Assets	**$848.00**
Other Assets	
1710 Security Deposits	27,032.56
Total Other Assets	**$27,032.56**
TOTAL ASSETS	**$908,706.87**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	

Suitable Inc

Balance Sheet

As of December 31, 2023

	TOTAL
Accounts Payable	
2010 Accounts Payable (A/P)	494,073.29
Total Accounts Payable	**$494,073.29**
Credit Cards	
2110 AmEx Platinum (CC - 91007)	8,405.37
2120 AmEx Simply Cash	0.00
2130 CapitalOne x7462 (Closed)	0.00
2140 Parker Card	10,394.32
2150 Chase Credit Card x1721 x9669 (Closed)	0.00
2160 Settle	696,314.54
2170 M. ZHENG (2562) - 10	21,841.78
Ramp Card (Closed)	0.00
Total Credit Cards	**$736,956.01**
Other Current Liabilities	
2230 Gift Cards Outstanding	382,048.33
2240 OnDeck Capital (Closed)	0.00
2250 Rent Payable	4,877.60
2260 Charitable Donations Holding Account	0.00
2300 Sales Tax	
2300.01 Department of Tax and Fee Administration Payable (Variable States)	984,398.15
2300.02 Sales Tax Payable	-1,002,530.97
Total 2300 Sales Tax	**-18,132.82**
2310 Payroll Liabilities	
2311 Employee Benefit Liability	0.00
2312 Federal Income Tax (941)	0.00
2313 FUTA (940)	0.00
2314 Other State Tax	0.00
2315 Net Payroll Payable	0.00
2316 SS & Medicare (941)	0.00
2317 401K Payable	1,628.08
2318 Payroll Reimbursement	0.00
Total 2310 Payroll Liabilities	**1,628.08**
Total Other Current Liabilities	**$370,421.19**
Total Current Liabilities	**$1,601,450.49**
Long-Term Liabilities	
2410 EIDL Loan	148,618.00
2420 PPP Loan	0.00
Total Long-Term Liabilities	**$148,618.00**
Total Liabilities	**$1,750,068.49**
Equity	
2500 Additional Paid in Capital	132,587.00
2510 Capital Stock	572,803.00
2520 Opening Balance Equity	-456,862.37

Suitable Inc

Balance Sheet

As of December 31, 2023

	TOTAL
2530 Owner's Pay & Personal Expenses	-30.98
2540 Paid-In Capital or Surplus	1,619,042.12
2550 Partner Distributions	0.00
2560 Retained Earnings	-2,642,526.31
Net Income	-66,374.08
Total Equity	**$ -841,361.62**
TOTAL LIABILITIES AND EQUITY	**$908,706.87**